Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated: July 24, 2003

ALTANA Aktiengesellschaft
(Translation of registrant’s name into English)

Am Pilgerrain 15
D-61352 Bad Homburg v. d. Höhe
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☑	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

     This Report on Form 6-K contains:

-	Press Release of July 24, 2003

Press Release	ALTANA AG

PO Box 1244
61282 Bad Homburg v.d.H.
Herbert-Quandt-Haus
Corporate Communications
Am Pilgerrain 15
61352 Bad Homburg v.d.H.
Germany
T +49 (0) 6172 1712-160
F +49 (0) 6172 1712-158
PR@altana.de
www.altana.com

Patent protection for Pantoprazole extended to 2010 in the U.S.

Bad Homburg, July 24, 2003 — ALTANA AG (NYSE: AAA; FSE: ALT) announced today that the U.S. Patent and Trademark Office extended the term of the Pantoprazole patent in the U.S. for the period of five years under the Hatch-Waxman Act. Patent protection now is extended until July 2010.

In the U.S., Pantoprazole is marketed by Wyeth under the name Protonix®. In Europe, Pantoprazole is protected in most countries until 2009 under Supplementary Protection Certificates (SPC).

“With our partner Wyeth we are now able to provide patients in the United States further five years exclusively with Protonix to help treat their disease”, commented Dr. Hans-Joachim Lohrisch, member of the Management Board of ALTANA AG and CEO of ALTANA Pharma AG. “The unbroken demand for the innovative Protonix gives ALTANA Pharma an excellent basis for further growth.”

Pantoprazole (e.g. Pantozol®/Protonix®), an proton pump inhibitor (PPI) for treating acid-induced gastrointestinal and esophageal diseases, is one of the best-selling drugs worldwide. Market sales — all distributors included — totaled around € 2 billion in the financial year 2002. Sales generated by ALTANA itself with this drug amounted to around € 1 billion in the past year. The market share of new PPI prescriptions in the U.S. stood at 17.7% end of June 2003, sales in the U.S. market rose by 62% in the second quarter 2003. There was further dynamic development in business with Pantoprazole products in Europe in 2002 as well, with growth of almost 30%.

This press release contains forward-looking statements, i.e., current estimates or expectations of future events or future results. The forward-looking statements appearing in this press release include the term of the exclusive marketing rights for Pantoprazole in Europe and the US. These statements are based on information currently available to ALTANA. Many factors that ALTANA is unable to predict with accuracy could cause ALTANA’s performance to be materially different from those that may be expressed or implied by such forward-looking statements. These factors include ALTANA’s ability to defend its patents successfully, if challenged.

Forward-looking statements speak only as of the date they are made. ALTANA does not intend, and does not assume any obligation, to update forward-looking statements to reflect facts, circumstances or events that have occurred or changed after such statements have been made.

This press release is also available at www.altana.com.

For inquiries:

ALTANA AG
Dr. Thomas Gauly
Head of Corporate Communications &
Investor Relations

Media Relations:
T: +49 (0) 6172-1712 160
T: +49 (0) 6172-1712 168
F: +49 (0) 6172-1712 158

Investor Relations:
T: +49 (0) 6172-1712 163
T: +49 (0) 6172-1712 165
F: +49 (0) 6172-1712 158

Investor Relations USA:
T: +1 212 974 98 00
F: +1 212 974 61 90

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALTANA Aktiengesellschaft

Dated: July 24, 2003	By:	/s/ Hermann Küllmer

Name: Dr. Hermann Küllmer Title: Chief Financial Officer and Member of the Management Board

/s/ Rudolf Pietzke

Name: Dr. Rudolf Pietzke Title: General Counsel